Exhibit 99.1

QIWI Appoints Chief Financial Officer

NICOSIA, Cyprus, November 2, 2021 (GLOBE NEWSWIRE)—QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment and financial services in Russia and the CIS, today announced the appointment of Alexey Mashchenkov as Chief Financial Officer (CFO) effective November 8, 2021.

Alexey will be responsible for all the sets of issues related to the Company’s financial operations, investments, strategy, capital allocation and M&A. Alexey will take over the responsibilities of interim CFO, Elena Nikonova and report directly to CEO of the Group, Andrey Protopopov. Elena will continue to serve as Deputy CFO for Corporate Finance.

Alexey is a seasoned CFO having experience with both private and public companies and a track record of successful financing, M&A and restructuring transactions. Alexey started his career as a consultant at PricewaterhouseCoopers and Bain&Co, and has over 20 years of experience in a variety of finance and investment management roles. Prior to joining QIWI, Alexey served as Deputy CEO of Russian Fishery and earlier worked as Group CFO of Russian Standard Corporation, a holding company with investments in banking and insurance. From 2008 to 2012 he was Country Manager at Alpcot Capital Management, an emerging market focused asset manager, and served as CFO of Alpcot’s portfolio company Agrokultura.

Alexey graduated from St. Petersburg State University and holds an MBA from INSEAD. He is a member of the Association of Chartered Certified Accountants and holds the CFA Institute’s Investment Management Certificate.

Andrey Protopopov, CEO of QIWI, commented:

“On behalf of the Board and management of QIWI, I am delighted to welcome Alexey to the Group. He joins at an important stage in the development of QIWI and we are confident he will make a significant contribution to the future success of our business.

I also would like to reiterate our thanks to Elena for stepping into the Interim CFO role, her continued contributions to the Company and commitment to ensure a smooth transition of responsibilities.”

Alexey Mashchenkov, CFO of QIWI, commented:

“QIWI is a unique company, one of pioneers of fintech industry in Russia, able to unlock plenty of opportunities for growth in the new economy. Moreover, QIWI unites remarkable and likeminded professionals, so I am very happy to join the team. I share Company’s mission, its values, customer-centric approach and orientation on profitable growth.

I believe the business has a very exciting future and I’m looking forward to supporting the team in reaching its key objectives and creating value for the stakeholders.”

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed around 15.5 million virtual wallets, over 100,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 140 billion cash and electronic payments monthly connecting over 26 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

Investor Relations

+357.25028091

ir@qiwi.com